UNITED STATES

             SECURITIES AND EXCHANGE COMMISSION

                   Washington, D.C. 20549


              AMERICAN DIVERSIFIED GROUP, INC.
             __________________________________
                   Full Name of Registrant

                         FORM 12b-25

                       SEC FILE NUMBER
                      ________________
                         [0-023532]

            NOTIFICATION OF LATE FILING        CUSIP NUMBER

(Check One): [X]  Form 10-KSB [ ]Form 20-F [ ]Form 11-K [ ] Form N-SAR [ ]



                For Period Ended: December 31, 1998

                [ ] Transition Report on Form 10-K

                [ ] Transition Report on Form 20-F

                [ ] Transition Report on Form 11-K

                [ ] Transition Report on Form 10-Q

                [ ] Transition Report on Form N-SAR

                For the Transition Period Ended:_____________


[Read Instruction (on back page) Before Preparing Form. Please Print or Type]

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRATION INFORMATION

                      AMERICAN DIVERSIFIED GROUP, INC.

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Full Name of Registrant



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Former Name if Applicable

                          110 North Center Street, Suite 202

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Address of Principal Executive Office (Street and Number)

                          Hickory, North Carolina 28601

_________________________________________________________________________

City, State and Zip Code



PART II - RULE 12b-25(b)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


      (a)  The reasons described in reasonable detail in
           Part III of this form

           could not be eliminated without unreasonable effort or expense;

[X]   (b)  The subject annual report, semi-annual report,
           transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

PART III - NARRATIVE

           State below in reasonable detail the reasons why Forms 10-KSB, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period.

           Registrant's accountant, John A. Coniglio, CPA, P.A., who, for the past four years, has reviewed the Registrant's quarterly reports on Form 10-QSB, prior to filing with the SEC, and who has assembled and assisted Registrant in the preparation of necessary statements to file Registrant's Annual Reports on Form 10KSB, has recently changed accounting firms. As a result, the Registrant's previous
           accounting  firm  of  Grant-Schwartz  Associates,   is   not
           auditing the Registrant's financial statements for the fiscal year ended December 31, 1998. The Registrant shall file within five days a Current Report on Form 8-K relating to Item 4. Changes in Registrant's Certifying Account, reflecting the engagement of its new accountants, and will be completing the audit for the fiscal year ended December 31, 1998. The Form 8-K will contain appropriate disclosure required by Reg. 229.304. Item 304 and will reflect that there have been no disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope of procedure, which disagreement, if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter or the disagreement(s) in connection with its report.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

          Jerrold R. Hinton           (828)       322-2044
          -----------------           -----       --------
               (Name)                 (Area Code) (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                               [X] Yes [ ] No

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(3)  Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?


                               [X] Yes  [ ] No


     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                         AMERICAN DIVERSIFIED GROUP, INC.
                         --------------------------------
                   (Name of Registrant as Specified in Charter)



     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                     By:  Jerrold R. Hinton, President





     Date March 31, 1999             By:   /s/ Jerrold R. Hinton
     -------------------             ---------------------------
                                     President and Chief Executive Officer



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative.
The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative

(other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.



                                   ATTENTION

[ INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL ]

                       VIOLATIONS (SEE 18 U.S.C. 1001).



                             GENERAL INSTRUCTIONS



1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.



5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties.
    Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S)232.201 or (S)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S)232.13(b) of this chapter).